JOIN THE RIDE WITH TEAM SR2

INVEST IN INDYCAR DRIVER STING RAY ROBB

TIME REMAINING TO INVEST:

0 DAYS 0 HOURS 0 MINUTES 0 SECONDS

CIRCULAR | FORM C | INVESTOR EDUCATION

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THE MAN BEHIND THE WHEEL

Sting Ray Robb's path to the INDYCAR series is a testament to his unwavering dedication and talent. Born to race, his career began at the tender age of three, steering his course from pedal cars to professional circuits. His accolades, including numerous championships and podium finishes, reflect a career that many can only dream of. Sting Ray's unique name is a nod to his racing lineage and a constant reminder of his destined path in motorsport.


STING RAY ROBB TO DRIVE THE NO. 41 AJ FOYT RACING CHEVROLET
DESTINY CALLED. STING RAY ROBB, THE YOUNG DRIVER WITH ONE OF THE COOLEST NAMES IN MOTORSPORTS, WILL DRIVE THE NO. 41 CHEVROLET-POWERED INDY CAR NEXT YEAR FOR ANOTHER OF THE COOLEST NAMES IN MOTORSPORTS, A.J. FOYT.
AJ Foyt Racing
SIGNED
STING RAY
ROBB
AJ Foyt Racing
41



CAREER HIGHLIGHTS

2023 - ROOKIE YEAR
ONE OF ONLY 27 INDYCAR DRIVERS FROM AROUND THE GLOBE

2022
VICE CHAMPION

2021
PLACED 8TH

2020
INDY PRO 2000 CHAMPION

2020
MOVE OF THE YEAR AWARD



FAITH

Sting Ray's racing career is deeply intertwined with his faith, serving as both a guiding light and a source of strength. His commitment to racing for God's glory is evident in his dedication to his sport and his community. Sting Ray's journey is a powerful narrative of how faith can drive one to achieve their dreams, no matter the obstacles.

JOHN 3:30

"He must increase; I must decrease."

DEAL TERMS

MINIMUM INVESTMENT	ROUND:	FUNDRAISE TYPE:
$200* $4 Investor Transaction Fee Not Included	SEED FINANCING	REGULATION CF
PRICE PER SHARE	**STOCK**	**ROUND SIZE**
$1.00	CLASS B COMMON STOCK	$1,235,000*

PRIVATE LIVE

20%

Bonus Shares

INVEST NOW

LIMITED-TIME ONLY BONUS SHARES

Invest early and be eligible to receive early investor bonus shares.

a) The 1st 14 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System, and concludes on the 14th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7)). Each subsequent period begins at the conclusion of the previous period and lasts until 11:59 pm PST (6:59 am UTC the next day (UTC+7)) fourteen days later. The total period of any available time-based bonus is 42 days.

b) The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering."

Opportunity ends in:

0 DAYS 0 HOURS 0 MINUTES 0 SECONDS

EXCLUSIVE INVESTOR PERKS

EXCLUSIVE INVESTOR PERKS

	AMOUNT	BONUS SHARES	PRAY.COM SUBSCRIPTION	SR2 HAT[1]	SR2 JERSEY[2]	RACE TICKETS[3]	RACE HOSPITALITY[4]	NAME ON CAR[5]	TRIP[6]
PIT CREW	$1,000+	5%	1 YEAR FREE	✓					
RACE DAY	$2,500+	5%	1 YEAR FREE	✓	✓				
POLE POSITION	$10,000+	10%	1 YEAR FREE	✓	✓	✓			
FINISH LINE	$25,000+	10%	1 YEAR FREE	✓	✓	✓	✓		
IN THE POINTS	$50,000+	15%	1 YEAR FREE	✓	✓	✓	✓	✓	
WINNERS CIRCLE	$100,000+	20%	1 YEAR FREE	✓	✓	✓	✓	✓	✓

1 – Sting Ray Robb Hat

2 – Sting Ray Robb Jersey

3 – Tickets for 2 to any IndyCar Race (Maximum $500 in value)

4 – Access to Race Hospitality (Breakfast, Lunch, Drinks, VIP area) to a select IndyCar Race

5 – Your name printed on Sting Ray's Car for one IndyCar race

6 – Trip for 2 to an IndyCar Race. Roundtrip plane tickets, hotel, race tickets, race hospitality, paddock visit, dinner with the team. (Maximum $10,000 in total value). Perks 3 & 4 included in this and are not duplicative.

All perks occur after the offering is completed. For time-based perks: The 1st 14 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System, and concludes on the 14th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7). Each subsequent period begins at the conclusion of the previous period and lasts until 11:59 pm PST (6:59 am UTC the next day (UTC+7) fourteen days later.

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EMAIL ADDRESS*

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MY RACE TEAM

AJ FOYT RACING

Joining AJ Foyt Racing marks a significant milestone in Sting Ray Robb's career. This partnership with one of the most iconic teams in motorsport history is a testament to Sting Ray's exceptional talent and potential. Together, they are poised to make waves in the 2024 season, driven by a shared commitment to excellence and a rich legacy of racing success.

THE PARTNERSHIP

The partnership between Team Penske and A.J. Foyt Racing is a strategic technical alliance in the INDYCAR Series, focusing on sharing technical resources and fostering young talent development. This collaboration is designed to enhance both teams' competitiveness, with Penske providing technical support and potentially placing development drivers with Foyt. The initiative aims to attract top talent, sponsors, and commercial partners, setting a foundation for


MOTORSPORTWEEK
Penske, Foyt enter extensive partnership

mutual long-term success.



PRAY.COM PARTNERSHIP

Pray.com sponsorship of Sting Ray Robb and Team SR2 is a harmonious blend of Sting Ray's racing prowess and his deep-rooted faith. As our title sponsor, Pray.com's name and logo will be on Sting Ray's No. 41 Chevy IndyCar, and Pray.com will leverage its community of over 15,000,000 to promote Sting Ray's faith, evangelism, and racing career.



PRAY.COM
Make Prayer a Priority
41

INDYCAR

- **Reach:** Over 70 million IndyCar fans worldwide, resulting in $4.5 billion in earned media. [1]
- **Sponsorship:** The NTT IndyCar Series has a number of high-profile sponsors, including NTT, Honda, Chevrolet, and Firestone. [2]
- **Social Media:** The NTT IndyCar Series has a social media presence with over 34.1 million engagements across various platforms.



INDYCAR – The MAJOR LEAGUES of Motorsports in the US
2023 MEDIA EXPOSURE / VIEWERSHIP
2023 SEASON - Most watched INDYCAR season in 12 years!
70M INDYCAR FANS WORLDWIDE
1.41M AVERAGE TAD PER RACE
4.93M AVERAGE TAD
$4.5B TOTAL EARNED MEDIA
4.1M TOTAL HOURS CONSUMED
94K TOTAL HOURS CONSUMED
INDYCAR PLUS
SOCIAL MEDIA PERFORMANCE
34.1M ENGAGEMENTS With 20% Social Follower Growth
253.8M VIDEO VIEWS



STING RAY
MERCHANDISE & BRANDING
FULL INDYCAR TEAM

REASONS TO INVEST

Team SR2 has three main revenue streams.

1. Sting Ray The Driver
2. Merchandising & Branding
3. Full INDYCAR Team

STING RAY ROBB

Since he was a child, Sting Ray Robb aspired to be a race car driver. Now, he is part of the legendary AJ Foyt Racing team. The All-American Champion driver and AJ Foyt (Chevrolet) partnered with Pray.com , the No. 1 app for prayer and Bible-based audio content that reaches 1m podcast listeners daily.

As a driver, Sting Ray will be eligible to earn prize money based on race placement success. He also earns a salary as a driver for his INDYCAR team. He can also earn income from sponsorships, paid appearances, events, and endorsements. A portion of these earnings flows into Team SR2, Inc. and will be treated as revenue for the Company.

MERCHANDISING & BRANDING

Sting Ray Robb and Team SR2 have a history of selling Sting Ray branded merchandise via e-commerce and during Motorsports & non-motorsports events. As Sting Ray's brand, including his social media following, INDYCAR fans, and his faith-based community, the Company forecasts that merchandise sales will grow for the business and contribute to a larger portion of revenue.

FULL INDYCAR MOTORSPORTS TEAM

Team SR2 with its unique and dynamic driver, Sting Ray Robb, has access to over 85 million consumers and individuals through the INDYCAR market and the Pray.com community. The growth of the INDYCAR industry combined with Sting Ray's success attracts business opportunities for Sponsors, Drivers, Investors, Partners, Broadcasters, and Industry Stakeholders. Team SR2 has a vision for the growth of IndyCar and the overall sports discipline of motorsports racing.

The global motorsports market was estimated at $54.776 billion in 2022 and is anticipated to increase to $108.5 million by 2028. This growing interest has created numerous opportunities, allowing our team to focus on the ideal investments within the sport. [3]

DOWNLOAD OUR INVESTOR DECK

EMAIL ADDRESS*

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IT'S ONLY THE BEGINNING

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OUR AMAZING TEAM

The Team SR2 is a remarkable assembly of talent, dedication, and spirit. Each member plays a crucial role in supporting Sting Ray's as well as Team SR2's aspirations, providing the foundation for his accomplishments on the track.


DRIVER & EXECUTIVE DIRECTOR
STING RAY
ROBB


MOTORSPORT CONSULTANT & ATHLETE MANAGER
PIETER
ROSSI


DIRECTOR OF TRACKSIDE SUPPORT
JONNY
BAKER


CEO & DIRECTOR
KIMMIE
SERRANO


DIRECTOR
LARRY
ROBB

FREQUENTLY ASKED QUESTIONS

YOUR QUESTIONS, ANSWERED

ABOUT REG CF | ABOUT THE RAISE | ABOUT TEAM SR2

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DISQUS

Disclaimer

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

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DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of RAD AI (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by

such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

*Rounded up to the nearest whole dollar.

Sources:

1 https://ca.nttdata.com/en/case-studies/ntt-indycar-series-client-story

2 https://www.indycar.com/sponsors

3 https://www.linkedin.com/pulse/motorsports-market-size-reach-usd-1085045-million-xplvc/